Rule 12b-1 Plan-
Rule 12b-1 of the Investment Company Act of 1940 allows fund companies to act as distributors of their own shares.
The rule further permits fund companies to charge a fee to pay distribution and marketing costs.
Under rule 12b-1, the Fund has adopted a plan allowing it to pay distribution fees for the sale and distributions of its shares.
As part of the effort to increase the exposure of the Fund to as many potential investors as possible, the Fund intends to use the proceeds from the 12b-1 fee to increase the Fund's exposure and ultimately increase the Fund's
Assets Under Management (AUM) by finding new investors. The intent is to increase the Fund's AUM in order to optimize and increase efficiencies of scale in order to eventually and permanently lower the Fund's management fees.
The Fund intends to take the proceeds of the 12b-1 fee to reinvest into additional shares of the Fund.
The Fund intends to take the proceeds of the 12b-1 fee to reinvest into additional shares of the Fund. These shares will eventually be redeemed and the Fund will use the proceeds from redemption towards advertising the Fund, printing and delivering prospectuses to potential investors, and compensation of future third party distributors.
The Fund's 12b-1 fee is 0.25%.
Because these fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.
The Fund's proposed 12b-1 plan will be approved by a vote of the Fund's "non-interested" directors once a board of directors is formed for the Fund. If the plan is declined by the vote, the Fund will develop a new 12b-1 plan to be voted upon.